EXHIBIT 99.1

Volvo Aero and Snecma Sign Partnership Agreement for Development of TPX Turbo Pump

GOTEBORG, Sweden, June 16, 2005 (PRIMEZONE) -- Volvo Aero and Snecma have signed a partnership agreement to develop a turbo pump for next-generation rocket engines. The TPX demonstration program that is now starting will result in a full scale test in 2007. The TPX activities are performed under contracts from the Swedish National Space Board (SNSB) and its French counterpart Centre National d'Etudes Spatiales (CNES). Volvo Aero's contract for the initial design phase of the turbine is valued at more than EUR 2 M.

Volvo Aero will be responsible for development of the turbine, while Snecma, the turbopump integrator, will handle development of the pump as well as testing of the entire TPX turbo pump.

"The contract means that we can retain and enhance our expertise and technology within our specialty area turbines," says Ulf Palmnas, Director Space Marketing and Sales Manager at Volvo Aero.

Through various research and development programs, Volvo Aero has worked with and patented several critical and cost-effective turbine technologies over the past decade. TPX is a continuation of the successful TP2 program and will make it possible to evaluate and demonstrate the new blisk technology in full scale. Blisk stands for Blade Integrated Disk and means that the turbine rotor is manufactured as a single piece, instead of mounting individual blades on the disk. This results in reduced costs, shorter lead times and enhanced reliability.

"An additional objective of the TPX program is to test and evaluate new measurement techniques, as well as new design methods and tools," says Anders I Pettersson, TPX project manager.

Together, Volvo Aero and Snecma will now develop and demonstrate new technologies that meet customer requirements for high performance and reliability. The demonstration program will result in a full scale turbo pump test to be conducted in France in 2007. Volvo Aero and Snecma have been working together for more than 30 years in development and manufacture of the rocket engines Viking, Vulcain, Vulcain 2 and Vinci for the European Ariane rockets.

June 16, 2005

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo Aero
          Ulf Palmnas, Director Space Marketing and Sales
          tel: +46 705 690 432